December 6, 2006

VIA EDGAR AND FACSIMILE TRANSMISSION

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hayes Lemmerz International, Inc.
Form 10-K for the fiscal year ended January 31, 2006,
filed April 21, 2006 (the “Form 10-K”)
SEC File No. 000-50303

Dear Ms. Cvrkel:

This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to your letter to Mr. James A. Yost, dated November 21, 2006, with respect to the above-referenced filing.

For ease of reference, the Staff's comments are set forth below in italics. The Company's responses to the Staff's comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff's comment letter of November 21, 2006.

Annual Report on Form 10-K for the fiscal year ended January 31, 2006

Consolidated Balance Sheets, page 45

1.

Q:           We note your response to our prior comment 3 and believe future filings should be expanded to explain in further detail why the classification of the preferred stock issued is appropriately recorded as a minority interest and why you believe that the reclassification adjustment from liability to minority interest was not material to the current or prior periods. The level of detail provided should be similar to that provided in response to our prior comment number 3.

A:          The reclassification from liability to minority interest has a small impact on income, a total of $2.1 million for the period fiscal 2003 through 2005, related to the characterization of the dividends as “other non-operating expense” in the filed financial statements. These amounts do not meet any of the quantitative or qualitative tests for materiality listed in Staff Accounting Bulletin No. 99. For the balance sheet, the change in classification requires a shift from one liability, Preferred Stock in Subsidiary, to another, Minority Interest, and does not meet any of the qualitative or quantitative tests for materiality.

In future filings we will explain why the classification of the preferred stock is appropriately recorded as minority interest and why the reclassification from liability to minority interest is not material.

Notes to Consolidate Financial Statements, page 48

Note 2. Basis of presentation and Summary of Significant Accounting Policies, page 50

Principles of Consolidation, page 51

2.

Q:           We note your response to our prior comment 4 and are not persuaded that you have properly presented the change in your international subsidiaries’ change in fiscal year end. In this regard, we believe you should revise your presentation and disclosure to properly reflect and discuss the change in your international subsidiaries’ fiscal year end accordingly. It is staff position that when a parent changes the fiscal year end of a subsidiary no more than 12 months of operations of the subsidiary are to be included in the consolidated statements. Further, any income in excess of 12 months should be charged or credited directly to retained earnings. Disclosure regarding the change should include the periods consolidated, amount of sales, income before extraordinary items and net income for the period represented by the charge or credit to retained earnings.

A:         In a teleconference with Heather Tress and Jean Yu of the SEC and representatives from the Company and KPMG, our external auditors, on November 30, 2006, we presented our position that the Company’s accounting treatment of the change in fiscal year was based on established GAAP, and commonly used in practice. We forwarded additional documentation to Ms. Tress and Ms. Yu including a section of the PricewaterhouseCooper’s accounting practice manual and the Issue Summary for EITF 06-9: Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee. We believe this information, in addition to the information previously supplied to you, supports our position that the Company’s accounting treatment and disclosure of the change in the international subsidiaries’ fiscal year end was appropriate. We are awaiting further response from the SEC in order to decide how to proceed with this issue.

Note 21. Off Balance Sheet Arrangements

3.

Q:           We note your response to our prior comment 15 and require further clarification. Please provide further details of your accounting for theses securitization arrangements in compliance with SFAS 140. Include in your response whether the qualifying SPE is consolidated in your financial statements and if so, how you classify amounts pledged against borrowings in accordance with paragraph 15 of SFAS 140, and explain why the short term note issued by the qualifying SPE to the non-consolidated SPE is reflected in “Other Receivables” on your balance sheet.

A:         In response to the Staff’s comment, please be advised that the qualifying SPE is not consolidated in our financial statements, in accordance with Statement of Financial Accounting Standards 140. The receivables sold, first by certain consolidated subsidiaries of the Company to the non-consolidated SPE and then by the non-consolidated SPE to the qualifying SPE, have been properly isolated from the Company, are not effectively controlled by the Company, and the transferee has the right to pledge the receivables. The pledge of receivables as collateral for borrowings is done by the qualifying SPE and is not consolidated on the Company’s books. The purchase price for the receivables sold to the non-consolidated SPE by the consolidated subsidiaries is paid in a combination of cash and short-term notes. The short-term notes on the Company’s balance sheet in “Other Receivables” represent the difference between the total amount of accounts receivable sold by the consolidated subsidiaries and the cash received by the consolidated subsidiaries for the sales. The short term notes shown on the balance sheet in “Other Receivables” are the notes issued by the non-consolidating SPE to the consolidated subsidiaries, not the note issued by the qualifying SPE to the non-consolidated SPE.

4.

Q:           In a related matter, clarify the statement from your response that due to asset servicing fees approximating the costs of servicing, no servicing asset or liability was recognized. Explain how the right of offset applies. Refer to FIN 39.

A:           In response to the Staff’s comment, we have considered the guidance of FIN 39 to determine whether we may offset the servicing asset and liability arising from the securitization agreement. Per the Receivables Financing Agreement, the servicing fees payable to the Company may be set-off against interest and other fees payable to the program agent and lenders. Each party to the transaction owes determinable amounts, the parties have the right to set off the amounts owed, the parties intend to set off, and the right of setoff is enforceable by law and part of the agreement between the parties. As a result, all of the criteria in FIN 39 paragraph 5 are met, and the amounts are appropriately offset.

Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (734) 737-5190, or Steve Esau, Assistant General Counsel at (734) 737-5115. Facsimile transmissions may be made to Mr. Esau at (734) 737-5990.

Very truly yours,

/s/ James A. Yost
James A. Yost,
Vice President, Finance and CFO

cc:	Heather Tress
Jean Yu